UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, December 4, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Issuer Deputy Office

City of Buenos Aires

Att. Issuer Office

Present

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

Present

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Present

Ref.: Relevant fact

To whom it may concern,

I am pleased to address you in my capacity as Capital Markets Relations Officer of Central Puerto S.A. (the “Company”), in order to inform you that: (i) within the framework of the share repurchase plan approved by the Company on October 11, 2022, and (ii) pursuant to the provisions of Article 67 of Capital Markets Law No. 26,831, the automatic cancellation of 252,034 common shares, each entitled to one vote per share, has taken place.

Since their acquisition (carried out between October 20 and November 23, 2022), the aforementioned treasury shares remained in the Company’s portfolio without having been disposed of, nor has any shareholders’ meeting resolution been adopted regarding their allocation, as required by the applicable regulations.

As a result, the Company’s share capital is automatically reduced by an amount equal to the nominal value of the canceled shares, and the new share capital amounts to AR$ 1,513,770,222, represented by 1,513,770,222 common shares, each entitled to one (1) vote and with a nominal value of AR$ 1 per share.

Consequently, the Company’s Board of Directors has resolved to proceed with the registration of the share capital reduction with the Public Registry.

Yours faithfully,

Leonardo Marinaro

Capital Markets Relations Officer

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina

Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 4, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact